September 14, 2007

Ms. Susan J. Lazzo
Senior Counsel
Sun Life Insurance and Annuity Company of New York
60 42nd Street, Suite 1115
New York, New York 10165

Re: Sun Life Insurance and Annuity Company of New York Variable Account D
        Initial Registration Statement on Form N-6
        File Nos. 811-04633 & 333-144627

Dear Ms. Lazzo:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on July 17, 2007. We provided a full review of the above referenced filing. For the comments that follow, page references reflect the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

1. *Risk/Benefit Summary (pp. 5-8)*
a. *Generally*: Please consider moving the Investment Options and Reinstatement sections from the risk section to the benefits summary.

b. *The Variable Account*: Please clarify that the benefit values related to the variable account fluctuation because they reflect the impact of economic conditions on the mutual funds corresponding to the contractowner's variable option selections.

c. *Limited Access to Cash Value*: As applicable, please add a statement to the risk summary identifying any limitations on access to cash value through withdrawals noted in the Summary. See Item 2(b).

2. *Format of Fee Tables (pp. 8-9)* Where possible, please revise the fee table format consistent with the Staff's comments on Registrant's related filing 333-144626. Specifically, please focus on comments regarding current and Representative Owner charges. See General Instruction 3(b) and 3(b)(i) to Item 3. See also Item 3, Instruction 3(b)(ii).

3. *Transaction Fee Table - Generally (p. 8)* Premium Taxes should be reflected as a fee table line item. See Item 3 Transaction Table. If they are included in the Premium Expense Charge, the table should reflect this. Please clarify that the Transfer Fee is per transfer or revise as otherwise applicable.

4. *Cost of Insurance Charges (p. 8)* The fee table should only reflect the current maximum Cost of Insurance Charge(s) for a representative insured, not maximum and minimum figures. Also, in a footnote, please cross-reference the narrative describing the various kinds "Net Amount at Risk" values and revise the referenced disclosure for greater clarity. Finally, please clarify the term "fully underwritten" in related Footnote 4.

5. *Flat Extra Charge (p. 9)* Please replace the minimum charge with the current charge. See Item 3, Instructions 1(f) and 3(b)(ii).

6. *Payment of Stipulated Amount Rider (p. 9)* The associated footnote states gender is a criteria for the charge but both Maximum and Minimum figures are based on males. Is this correct?

7. *Annual Fund Operating Expenses Fee Table (p. 9)* Please confirm to the Staff that the figures presented do not reflect waiver or reimbursement arrangements or modify the table accordingly. We remind you that the maximum and minimum fund charges should reflect any acquired fund fee expenses.

8. *The Variable Account (p. 11)* Please clarify supplementally why the last sentence of the third paragraph would matter to a contractowner.

9. *The Funds (pp.11-12)* If any the registrant receives compensation from any affiliated funds pursuant to the arrangements described in the second paragraph, please describe those arrangements in greater detail in your response letter to the Staff. Specifically, clarify how the arrangements are consistent with Section 17(e) of the 1940 Act.

10. *About the Policy - Introduction (p. 12)* The second sentence of the introductory paragraph suggests a contractowner's rights may be limited by the language contained in the Policy. This statement may mislead contractowners as to their rights under the securities laws; please delete it.

11. *Effective Date of Coverage (p. 13)* Please provide more complete descriptions of each of the Issue Date, the Effective Date of Coverage, and the Investment Start Date. The descriptions should make clear how each date is determined and the circumstances that could affect the assignment of that date. Also clarify supplementally the different purposes of the following: Effective Date, Issue Date, Start Date and policy date.

12. *Right of Return Period (p. 13)* Please clarify whether the returned contract must be post-marked or received by the insurance company or its agent by of the 10th day. See Form N-6, Item 9(e).

13. *Asset Allocation (p. 13)*. In your response letter, please indicate whether each asset allocation program offered is a static or dynamic model and explain the basis for your conclusion. Specifically, discuss how each model's composition is determined, when and how it is changed, when and how contractowners are informed of changes, and the degree to which contractowners may opt-in or out of any changes to the model.

14. *Modified Endowment Contract (p. 14)* Please explain to the Staff why Registrant waits for 90 days to refund a premium after notifying a contractowner that the payment would result in Modified Endowment Contract status.

15. *Death Benefit Options (pp. 15-16)* As the death benefit options could be substantially different in value, please describe the general circumstances in which each death benefit option may be most advantageous.

16. *Increases in Face Amount (p. 16)* If such an increase could change the level of premiums necessary to sustain the policy, please state this and explain how the amount of the increase is determined. See Item 7(a)(7).

17. *Account Value (pp. 16-18)* Please clarify that premium payments are credited to the selected underlying fund options at the price next determined after receipt of the premium payment.

18. *Rider Descriptions - Generally (pp. 18-19)* Either in the specific rider description or in the Charges and Deductions section, please include a corresponding disclosure satisfying the

requirements of Item 5(a).   Per the requirements of Item 5(a), clearly state the value of the rider charge, how the amount is determined, and what is provided in consideration for that fee. The following require additional charge disclosure: the Waiver of Monthly Deductions Rider, the Payment of Stipulated Amount Rider, and the Enhancement Benefit.

19. ***Charitable Giving Benefit Rider (p. 18)*** Please expand this section to describe the rider in greater detail. Specifically, indicate how a contractowner would know if his or her Specified Face Amount is sufficient to elect the rider and when the rider must be elected. Also, please define "Charitable Gift Amount" and "Charitable Beneficiary" here or in the glossary.

20. ***Waiver of Monthly Deductions Rider (p. 19)*** If this rider increases risk of lapse or may negatively effect on the contract in other ways, please indicate this. Also, please clarify the statement that the waiver of deductions is "retroactive to the date of total disability." Explain how this works.

21. ***Payment of Stipulated Amount Rider (p. 19)*** If payment of a benefit under this rider can increase risk of lapse or negatively effect other contract benefits, please indicate this.

22. ***Enhancement Benefit (p. 19)*** Please clarify the general purpose behind the return of charges and whether payment of a benefit under this rider is up to the Registrant's discretion or automatic if the stated criteria are met. Also, please provide an example of how this benefit is calculated.

23. ***Travel Assistance Endorsement (pp. 19-20)*** Please explain where a contractowner can get more information about the rider. If there is an associated charge, please describe it in the narrative and include it in the appropriate fee table.

24. ***Policy Loans (p. 22)*** Please clarify whether the interest earned and the interest assessed are netted on a daily basis.

25. ***Glossary of Terms (pp. 33-35)*** Please include user-friendly definitions of the following terms in the Glossary and refer to them as capitalized, defined terms throughout the prospectus and SAI: (a) You; (b) Net Amount at Risk; (c) Charitable Gift Amount; and (d) Charitable Beneficiary.

26. ***Back Cover Page*** On the back cover page, the address and telephone number for the Public Reference Room are incorrect. The correct information is: 901 E Street, N.E., Washington, D.C. 20549; (202) 551-8090.

27. ***Incorporation by Reference (SAI, Cover Page)*** Please revise the statement of incorporation by reference on the cover of the SAI so the prospectus is incorporated into the SAI. Item 15(a)(3)(C).

28. ***Item 17(c)(2) (SAI, p. 2)*** Please provide the business address of the independent public accounting firm.

29. ***Item 28*** The document incorporated by reference in response to this item does not appear to satisfy the requirements of Item 28. Specifically, Item 28 requires the disclosure of "the state or other sovereign power under the laws of which [each] company is organized" for "all persons directly or indirectly controlled by *or under common control with* the Depositor or the Registrant." (emphasis added.) Please include this information for the entities similarly under common control with the Depositor or Registrant. Also, per Item 28, Instruction 2, indicate the type of financials filed by subsidiaries under the common control of Sun Life Financial along with the Registrant.

30. ***Miscellaneous*** Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

31. ***Representations*** We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to provide all information investors require for an informed decision. As the insurance company and its management possess of all facts relating to the insurance company's disclosure, they are responsible for its accuracy and adequacy.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products